FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2002

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s and ICON launch OncoQuest India’s first helpline for doctors,” November 14, 2002.

(2)	Press Release, “Dr. Reddy’s to present research findings at American Heart Association 2002,” November 15, 2002.

(3)	Letter to stock exchanges enclosing limited review report on unaudited half year results, November 28, 2002.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s and ICON launch OncoQuest
India’s first helpline for doctors

Mumbai, India, November 14 2002: Dr. Reddy’s Laboratories, an emerging global pharmaceutical company, launched OncoQuest, India’s first real time specialized helpline for doctors, at Oncology ‘02 here today.

The helpline has been launched in association with The Indian Co-operative Oncology Network (ICON). Shri Vilasrao Deshmukh, Hon’ble Chief Minister of Maharashtra inaugurated the helpline by making the first call. The call was attended by Dr Purvish Parikh, founder member, ICON.

Oncology’02 is the first joint summit of the Indian Society of Medical and Pediatric Oncology and the Indian Society of Oncology. It is being held in Mumbai from November 14–17, 2002. The summit would focus on current views of evidence-based practice and future trends in oncology.

Incidence of cancer is growing at an alarming rate in India. This is due to several reasons like lack of awareness of prevention and screening programs, paucity of healthcare facilities, fear and fatalistic attitude among patients. Compounding this problem is the fact that 70% of the patients in India are referred to cancer centers in advanced stages. Even if the patients are treated in the cancer centers or as per the advice of oncologists, there is little support near their hometown. Hence, a majority of cancer patients need to be managed by non-oncologists at some time or the other.

OncoQuest will provide free and specialized oncology advice to these physicians for helping them in better cancer patient management. This helpline is aimed at providing them assistance in saving lives and improving the quality of life of a cancer patient. The helpline will be manned by a team of experienced oncologists based in Mumbai. They would be supported by oncologists spread across the Country. The helpline will be operational round-the-clock.

Commenting on the launch, Mr. LG Murali, General Manager, Critical Care Division, Dr Reddy’s, said, “Every year 8 to 10-lakh people are diagnosed with cancer. Only a small proportion of these patients receive specialized care at the 19 regional cancer centers across the country. Since cancer entails prolonged treatment, most of the cases are followed up by the referring physicians at the patient’s hometown. The helpline aims to assist these referring physicians in managing the cancer patients better. This would be of critical importance in the battle against this disease.”

When dealing with a patient suspected of cancer, physicians calling on OncoQuest would be advised on the tests that need to be conducted to confirm the diagnosis. If required, the physician would be referred to the nearest available oncologist. In cases where the patient is undergoing treatment, OncoQuest experts would advise doctors on the various cancer management issues, especially on managing side effects, proper administration of chemotherapy, drug titration when necessary and tackling emergencies.

Any doctor across India, having queries on cancer for better health management of the patient, can call up the helpline at +91-022-9892362867. In cases when a detailed evaluation is necessary, the helpline also offers the option of communicating by email at oncoquest@hotmail.com or oncoquest@rediffmail.com and by fax at +91-22-24902040. All calls on the helpline would be logged for purposes of future reference to ensure continuity in handling of the cases across the doctor-patient-doctor chain.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com

Dr. Reddy’s to present research findings at
American Heart Association 2002

Hyderabad, India, November 15, 2002: Novel drug discovery research findings made by Dr. Reddy’s research center at Atlanta have been selected for presentation at the American Heart Association’s Annual Scientific Sessions to be held in Chicago from November 17-21, 2002. These meetings will host over 10000 medical scientists and will unveil cutting-edge research in cardiovascular disease through oral and poster presentations.

Dr. Reddy’s presentation will be delivered in a special Featured Research Oral Session titled “Intrinsic and Therapeutic Regulation of Intimal Hyperplasia” on November 20, 2002. Novel therapeutic approaches to cardiovascular disease will be presented at this session. Dr. Reddy’s presentation will showcase the role of an intracellular signaling protein in uncontrolled smooth muscle proliferation, a process that triggers cardiovascular disorders including restenosis and atherosclerosis.

Dr. Reddy’s will also make an oral presentation at the same meeting on November 18, 2002. This presentation will highlight the role of this intracellular signaling protein in the expression of pro-inflammatory genes. Aberrant expression of these genes results in the progression of a number of inflammatory diseases, including atherosclerosis, arthritis, inflammatory bowel disease, septic shock and asthma.

Dr. Reddy’s is currently using these and other proprietory findings on this protein to design small organic molecules as potential novel anti-inflammatory and anti-proliferative drugs.

Dr. Reddy’s drug discovery effort is orchestrated through its state-of-the-art research facilities in Atlanta and Hyderabad. The Atlanta team uses genomics-based approaches for discovering new targets and NCEs in the areas of atherosclerosis, restenosis, diabetic nephropathy and arthritis. The drug discovery program at Hyderabad focuses on cancer, inflammation, bacterial infections and metabolic disorders with an emphasis on type 2 diabetes, dyslipidemia & obesity. Dr. Reddy’s research pipeline currently has 3 molecules in clinical development and 7 molecules in preclinical development.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr.

Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information
Media: R Rammohan at rammohanr@drreddys.com or on +91-40-6511620 or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725.

Investors and Financial Analysts:
US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880
Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-6511532.

—end—

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India

November 28, 2002	Tel: 91 40 373 1946 Fax: 91 40 373 1955

www.drreddys.com

The Secretary
Hyderabad Stock Exchange Ltd.
Mumbai Stock Exchange
Ahmedabad Stock Exchange
Calcutta Stock Exchange
Madras Stock Exchange
New York Stock Exchange

Sub:  Limited review report on unaudited half year results

Dear Sir,

Pursuant to clause 41 of the listing agreement, we are enclosing herewith the Limited Review Report of the Statutory Auditor of the Company on the unaudited financial results of the Company for the six month’s period ended September 30, 2002.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.

/s/ Santosh Kumar Nair

Santosh Kumar Nair
Company Secretary

Chartered Accountants

Merchant Towers	Telephone:	(91-040) 335 0060
Plot No. 5, Road No. 4	Fax:	(91-040) 335 0070
Banjara Hills
Hyderabad - 500 034

Review report to the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited financial results of Dr. Reddy’s Laboratories Limited (“the Company”) for the six months period ended September 30, 2002. This statement is the responsibility of the Company’s management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

for Bharat S Raut & Co.
Chartered Accountants

-s- Pradip Kanakia
Pradip Kanakia
Partner

Place: Hyderabad
Date: 28 November 2002

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: December 5, 2002	By:	/s/ Santosh Kumar Nair

(Signature)* Santosh Kumar Nair Company Secretary

*	Print the name and title of the signing officer under his signature.